SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MeiraGTx Holdings plc

(Name of Issuer)

Ordinary Shares, nominal value $0.00003881 per share

(Title of Class of Securities)

G59665 102

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G59665 102

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,023,206
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,023,206

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,023,206
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. G59665 102

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,023,206
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,023,206

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,023,206
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G59665 102

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,023,206
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,023,206

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,023,206
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%
14.	Type of Reporting Person (See Instructions) CO

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The Fund purchased the shares of Common Stock described in Item 5(c) pursuant to the Securities Purchase Agreement (as defined in Item 6 below) using funds from working capital.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows:

The information in Item 6 of this Schedule 13D is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 33,183,734 outstanding Ordinary Shares, as reported by the Company to the Reporting Persons and after giving effect to the sale of shares pursuant to the Securities Purchase Agreement.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Includes 6,007,746 Ordinary Shares and stock options exercisable for 15,460 Ordinary Shares held by the Master Fund.

(c)	Schedule B sets forth all transactions with respect to the Ordinary Shares effected during the past sixty days by any Reporting Person.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Securities Purchase Agreement

On February 26, 2019, the Master Fund and the other investors named therein entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer, pursuant to which the Master Fund agreed to purchase, and the Issuer agreed to sell to the Master Fund, 1,304,348 Ordinary Shares at a purchase price of $13.80 per share for a purchase price by the Master Fund of $18,000,002. The purchase of the Ordinary Shares pursuant to the Securities Purchase Agreement closed on March 1, 2019. The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated by reference into this Item 6.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, on March 1, 2019, the Master Fund and the other investors named therein entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer. Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated to register the shares of Common Stock acquired pursuant to the Securities Purchase Agreement for resale promptly upon becoming eligible to use a registration statement on Form S-3 and in no even no later than July 31, 2019. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit 4	Securities Purchase Agreement, dated February 26, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 4, 2019)

Exhibit 5	Registration Rights Agreement, dated February 26, 2019 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 4, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2019

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

Schedule B

Name	Date of Transaction	Amount of Securities	Price per Share
Master Fund	March 1, 2019	1,304,348	$13.80